

February 11, 2013

<u>Via E-mail</u>
Christopher A. Krummel
Vice President, Controller and Chief Accounting Officer
Cameron International Corporation
1333 West Loop South
Suite 1700
Houston, TX 77027

      Re: **Cameron International Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 28, 2012
              File No. 1-13884

Dear Mr. Krummel:

      We refer you to our comment letter dated December 11, 2012 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance